Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Third Fiscal Quarter Ended November 30, 2025

(Beijing–January 29, 2026)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the third quarter of fiscal year 2026 ended November 30, 2025.

Highlights for the Third Quarter of Fiscal Year 2026

-	Net revenues were US$770.2 million, compared to net revenues of US$606.4 million in the same period of the prior year.

-	Income from operations was US$93.1 million, compared to loss from operations of US$17.4 million in the same period of the prior year.

-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$104.0 million, compared to non-GAAP loss from operations of US$1.9 million in the same period of the prior year.

-	Net income attributable to TAL was US$130.6 million, compared to net income attributable to TAL of US$23.1 million in the same period of the prior year.

-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$141.4 million, compared to non-GAAP net income attributable to TAL of US$38.6 million in the same period of the prior year.

-	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.24 and US$0.23, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.25. Three ADSs represent one Class A common share.

-	Cash, cash equivalents and short-term investments totaled US$3,617.4 million as of November 30, 2025, compared to US$3,618.4 million as of February 28, 2025.

Highlights for the Nine Months Ended November 30, 2025

-	Net revenues were US$2,206.5 million, compared to net revenues of US$1,640.0 million in the same period of the prior year.

-	Income from operations was US$203.6 million, compared to income from operations of US$12.9 million in the same period of the prior year.

-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$236.9 million, compared to non-GAAP income from operations of US$63.5 million in the same period of the prior year.

-	Net income attributable to TAL was US$286.0 million, compared to net income attributable to TAL of US$91.9 million in the same period of the prior year.

-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$319.3 million, compared to non-GAAP net income attributable to TAL of US$142.5 million in the same period of the prior year.

-	Basic and diluted net income per ADS were US$0.50 and US$0.49, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.55.

Financial Data——Third Quarter and First Nine Months of Fiscal Year 2026

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	November 30,
	2024	2025	Pct. Change
Net revenues	606,446	770,167	27.0%
(Loss)/Income from operations	(17,432)	93,123	(634.2)%
Non-GAAP (loss)/income from operations	(1,920)	103,950	(5,514.1%)
Net income attributable to TAL	23,069	130,595	466.1%
Non-GAAP net income attributable to TAL	38,581	141,422	266.6%
Net income per ADS attributable to TAL – basic	0.04	0.24	517.6%
Net income per ADS attributable to TAL – diluted	0.04	0.23	518.7%
Non-GAAP net income per ADS attributable to TAL – basic	0.06	0.25	299.9%
Non-GAAP net income per ADS attributable to TAL – diluted	0.06	0.25	300.6%

	Nine Months Ended
	November 30,
	2024	2025	Pct. Change
Net revenues	1,639,994	2,206,519	34.5%
Income from operations	12,860	203,566	1,482.9%
Non-GAAP income from operations	63,476	236,908	273.2%
Net income attributable to TAL	91,902	285,961	211.2%
Non-GAAP net income attributable to TAL	142,518	319,303	124.0%
Net income per ADS attributable to TAL – basic	0.15	0.50	226.4%
Net income per ADS attributable to TAL – diluted	0.15	0.49	227.3%
Non-GAAP net income per ADS attributable to TAL – basic	0.24	0.55	135.0%
Non-GAAP net income per ADS attributable to TAL – diluted	0.23	0.55	135.7%

"In the third quarter of fiscal year 2026, our net revenues continued their steady growth trajectory. We remain focused on integrating technology into learning experiences and are dedicated to enhancing our content, products, and services to support students’ holistic development." said Alex Peng, TAL's President and Chief Financial Officer.

Mr. Peng added, "We will continue to drive forward our strategic initiatives and dynamically allocate resources to build competitive advantages and generate value for our users and society."

Financial Results for the Third Quarter of Fiscal Year 2026

Net Revenues

In the third quarter of fiscal year 2026, TAL reported net revenues of US$770.2 million, representing a 27.0% increase from US$606.4 million in the third quarter of fiscal year 2025.

Operating Costs and Expenses

In the third quarter of fiscal year 2026, operating costs and expenses were US$677.0 million, representing an 8.5% increase from US$623.9 million in the third quarter of fiscal year 2025. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$666.2 million, representing a 9.5% increase from US$608.4 million in the third quarter of fiscal year 2025.

Cost of revenues increased by 18.0% to US$338.4 million from US$286.7 million in the third quarter of fiscal year 2025. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 18.4% to US$338.0 million, from US$285.4 million in the third quarter of fiscal year 2025.

Selling and marketing expenses decreased by 2.8% to US$220.1 million from US$226.4 million in the third quarter of fiscal year 2025. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, decreased by 2.1% to US$217.6 million, from US$222.4 million in the third quarter of fiscal year 2025.

General and administrative expenses increased by 7.1% to US$118.6 million from US$110.7 million in the third quarter of fiscal year 2025. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 10.0% to US$110.7 million, from US$100.6 million in the third quarter of fiscal year 2025.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 30.2% to US$10.8 million in the third quarter of fiscal year 2026 from US$15.5 million in the same period of fiscal year 2025.

Gross Profit

Gross profit increased by 35.0% to US$431.8 million from US$319.8 million in the third quarter of fiscal year 2025. The gross margin for the third quarter of fiscal year 2026 was 56.1%, compared to 52.7% in the same period of the prior year.

(Loss)/Income from Operations

Income from operations was US$93.1 million in the third quarter of fiscal year 2026, compared to loss from operations of US$17.4 million in the third quarter of fiscal year 2025. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$104.0 million, compared to Non-GAAP loss from operations of US$1.9 million in the same period of the prior year.

Other Income

Other income was US$38.6 million for the third quarter of fiscal year 2026, compared to other income of US$18.2 million in the third quarter of fiscal year 2025.

Income Tax Benefit/(Expense)

Income tax expense was US$15.3 million in the third quarter of fiscal year 2026, compared to US$3.6 million of income tax benefit in the third quarter of fiscal year 2025.

Net Income attributable to TAL Education Group

Net income attributable to TAL was US$130.6 million in the third quarter of fiscal year 2026, compared to net income attributable to TAL of US$23.1 million in the third quarter of fiscal year 2025. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$141.4 million, compared to Non-GAAP net income attributable to TAL of US$38.6 million in the third quarter of fiscal year 2025.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.24 and US$0.23, respectively, in the third quarter of fiscal year 2026. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.25 in the third quarter of fiscal year 2026.

Cash Flow

Net cash provided by operating activities for the third quarter of fiscal year 2026 was US$526.7 million.

Cash, Cash Equivalents, and Short-Term Investments

As of November 30, 2025, the Company had US$2,146.3 million of cash and cash equivalents and US$1,471.1 million of short-term investments, compared to US$1,771.3 million of cash and cash equivalents and US$1,847.1 million of short-term investments as of February 28, 2025.

Deferred Revenue

As of November 30, 2025, the Company’s deferred revenue balance was US$1,162.8 million, compared to US$671.2 million as of February 28, 2025.

Financial Results for the First Nine Months of Fiscal Year 2026

Net Revenues

For the first nine months of fiscal year 2026, TAL reported net revenues of US$2,206.5 million, representing a 34.5% increase from US$1,640.0 million in the first nine months of fiscal year 2025.

Operating Costs and Expenses

In the first nine months of fiscal year 2026, operating costs and expenses were US$2,003.0 million, representing a 23.1% increase from US$1,627.1 million in the first nine months of fiscal year 2025. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$1,969.6 million, representing a 24.9% increase from US$1,576.5 million in the first nine months of fiscal year 2025.

Cost of revenues increased by 27.9% to US$968.3 million from US$757.3 million in the first nine months of fiscal year 2025. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 28.6% to US$966.8 million from US$751.9 million in the first nine months of fiscal year 2025.

Selling and marketing expenses increased by 25.9% to US$668.1 million from US$530.8 million in the first nine months of fiscal year 2025. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 27.3% to US$659.7 million from US$518.4 million in the first nine months of fiscal year 2025.

General and administrative expenses increased by 8.1% to US$366.6 million from US$339.0 million in the first nine months of fiscal year 2025. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 12.1% to US$343.2 million from US$306.3 million in the first nine months of fiscal year 2025.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 34.1% to US$33.3 million in the first nine months of fiscal year 2026 from US$50.6 million in the same period of fiscal year 2025.

Gross Profit

Gross profit increased by 40.3% to US$1,238.2 million from US$882.7 million in the first nine months of fiscal year 2025. The gross margin for the first nine months of fiscal year 2026 was 56.1%, compared to 53.8% in the same period of the prior year.

(Loss)/Income from Operations

Income from operations was US$203.6 million in the first nine months of fiscal year 2026, compared to income from operations of US$12.9 million in the same period of the prior year. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$236.9 million, compared to US$63.5 million Non-GAAP income from operations in the same period of the prior year.

Other Income

Other income was US$115.1 million for the first nine months of fiscal year 2026, compared to other income of US$51.8 million in the same period of the prior year.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$1.4 million for the first nine months of fiscal year 2026, compared to US$8.7 million for the first nine months of fiscal year 2025.

Income Tax Benefit/(Expense)

Income tax expense was US$77.5 million in the first nine months of fiscal year 2026, compared to US$24.3 million of income tax expense in the first nine months of fiscal year 2025.

Net Income Attributable to TAL Education Group

Net income attributable to TAL was US$286.0 million in the first nine months of fiscal year 2026, compared to net income attributable to TAL of US$91.9 million in the first nine months of fiscal year 2025. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$319.3 million, compared to US$142.5 million Non-GAAP net income attributable to TAL in the same period of the prior year.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.50 and US$0.49, respectively, in the first nine months of fiscal year 2026. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.55, in the first nine months of fiscal year 2026.

Cash Flow

Net cash provided by operating activities for the first nine months of fiscal year 2026 was US$816.4 million.

Share Repurchase

On July 28, 2025, TAL’s board of directors authorized a new share repurchase program under which the Company may repurchase up to US$600 million of the Company’s common shares over the next 12 months. Between October 30, 2025 and January 28, 2026, the Company has repurchased 844,856 common shares at an aggregate consideration of approximately US$27.7 million.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the third fiscal quarter of fiscal year 2026 ended November 30, 2025 at 7:00 a.m. Eastern Time on January 29, 2026 (8:00 p.m. Beijing time on January 29, 2026).

Please note that you will need to pre-register for conference call participation at https://dpregister.com/sreg/10205339/102f9a80ea5.

Upon registration, you will receive an email containing participant dial-in numbers, passcode, and a unique access PIN. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL's website at https://ir.100tal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning solutions to students from all ages through diversified class formats. Our learning solutions mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 28, 2025	As of November 30, 2025
ASSETS

Current assets
Cash and cash equivalents	$1,771,260	$2,146,309
Restricted cash, current	187,846	305,144
Short-term investments	1,847,120	1,471,116
Inventory, net	104,876	136,952
Amounts due from related parties, current	37	25
Prepaid expenses and other current assets	215,781	252,069
Total current assets	4,126,920	4,311,615
Restricted cash, non-current	32,625	34,148
Property and equipment, net	472,366	495,202
Deferred tax assets	3,487	1,469
Rental deposits	22,131	25,668
Intangible assets, net	394	47,169
Goodwill	155	45,705
Land use rights, net	182,880	185,012
Amounts due from related parties, non-current	96	99
Long-term investments	305,105	371,948
Long-term prepayments and other non-current assets	27,844	30,744
Operating lease right-of-use assets	329,064	370,809
Total assets	$5,503,067	$5,919,588

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$146,300	$161,086
Deferred revenue, current	624,272	1,110,709
Amounts due to related parties, current	93	89
Accrued expenses and other current liabilities	582,227	705,754
Operating lease liabilities, current	88,453	104,318
Total current liabilities	1,441,345	2,081,956
Deferred revenue, non-current	46,955	52,051
Deferred tax liabilities	3,474	13,907
Operating lease liabilities, non-current	244,895	273,036
Total liabilities	1,736,669	2,420,950

Equity
Class A common shares	154	156
Class B common shares	49	49
Treasury stock	-	(20)
Additional paid-in capital	4,294,819	3,703,604
Statutory reserve	179,537	175,957
Accumulated deficit	(624,078)	(334,537)
Accumulated other comprehensive loss	(83,914)	(46,207)
Total TAL Education Group's equity	3,766,567	3,499,002
Non-controlling interests	(169)	(364)
Total equity	3,766,398	3,498,638
Total liabilities and equity	$5,503,067	$5,919,588

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2024	2025	2024	2025
Net revenues	$606,446	$770,167	$1,639,994	$2,206,519
Cost of revenues (note 1)	286,689	338,361	757,329	968,272
Gross profit	319,757	431,806	882,665	1,238,247
Operating expenses (note 1)
Selling and marketing	226,441	220,063	530,769	668,122
General and administrative(note 2)	110,748	118,620	339,036	366,559
Total operating expenses	337,189	338,683	869,805	1,034,681
(Loss)/income from operations	(17,432)	93,123	12,860	203,566
Interest income, net	21,491	14,330	64,410	47,213
Other income	18,150	38,591	51,767	115,139
Impairment loss on long-term investments	-	-	(8,692)	(1,410)
Income before income tax benefit/(expense) and loss from equity method investments	22,209	146,044	120,345	364,508
Income tax benefit/(expense)	3,582	(15,307)	(24,348)	(77,465)
Loss from equity method investments	(2,765)	(221)	(4,337)	(1,295)
Net income	23,026	130,516	91,660	285,748
Add: Net loss attributable to noncontrolling interests	43	79	242	213
Total net income attributable to TAL Education Group	$23,069	$130,595	$91,902	$285,961
Net income per common share
Basic	$0.11	$0.71	$0.46	$1.49
Diluted	0.11	0.70	0.45	1.47
Net income per ADS (note 3)
Basic	$0.04	$0.24	$0.15	$0.50
Diluted	0.04	0.23	0.15	0.49

Weighted average shares used in calculating net income per common share
Basic	201,905,486	185,057,275	201,746,602	192,315,752
Diluted	204,949,612	187,521,021	205,093,389	194,991,739

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months Ended		For the Nine Months Ended
	November 30,		November 30,
	2024	2025	2024	2025
Cost of revenues	$1,271	$387	$5,426	$1,512
Selling and marketing expenses	4,082	2,477	12,410	8,453
General and administrative expenses	10,159	7,963	32,780	23,377
Total	$15,512	$10,827	$50,616	$33,342

Note 2: GAAP and non-GAAP general and administrative expenses include government subsidies, which were separately presented in our historical financial statements. This reclassification has been made to conform to the presentation for the current period, and such reclassification had no impact on the Group’s previously reported (loss)/income from operations, net income, shareholders’ equity, or cash flows.

Note 3: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive (loss)/income

(In thousands of U.S. dollars)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2024	2025	2024	2025
Net income	$23,026	$130,516	$91,660	$285,748
Other comprehensive (loss)/income, net of tax	(21,512)	10,383	(4,348)	37,725
Comprehensive income	1,514	140,899	87,312	323,473
Add: Comprehensive (income)/loss attributable to noncontrolling interests	(2,308)	75	25	195
Comprehensive (loss)/income attributable to TAL Education Group	$(794)	$140,974	$87,337	$323,668

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Cash flows

(In thousands of U.S. dollars)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2024	2025	2024	2025
Net cash provided by operating activities	$378,038	$526,742	$624,255	$816,432
Net cash (used in)/provided by investing activities	(214,435)	264,177	(532,739)	300,199
Net cash provided by/(used in) financing activities	48,731	(88,586)	41,937	(624,575)
Effect of exchange rate changes	(4,834)	1,859	(2,475)	1,814
Net increase in cash, cash equivalents and restricted cash	207,500	704,192	130,978	493,870
Cash, cash equivalents and restricted cash at the beginning of period	2,380,954	1,781,409	2,457,476	1,991,731
Cash, cash equivalents and restricted cash at the end of period	$2,588,454	$2,485,601	$2,588,454	$2,485,601

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2024	2025	2024	2025
Cost of revenues	$286,689	$338,361	$757,329	$968,272
Share-based compensation expense in cost of revenues	1,271	387	5,426	1,512
Non-GAAP cost of revenues	285,418	337,974	751,903	966,760

Selling and marketing expenses	226,441	220,063	530,769	668,122
Share-based compensation expense in selling and marketing expenses	4,082	2,477	12,410	8,453
Non-GAAP selling and marketing expenses	222,359	217,586	518,359	659,669

General and administrative expenses(note 2)	110,748	118,620	339,036	366,559
Share-based compensation expense in general and administrative expenses	10,159	7,963	32,780	23,377
Non-GAAP general and administrative expenses(note 2)	100,589	110,657	306,256	343,182

Operating costs and expenses	623,878	677,044	1,627,134	2,002,953
Share-based compensation expense in operating costs and expenses	15,512	10,827	50,616	33,342
Non-GAAP operating costs and expenses	608,366	666,217	1,576,518	1,969,611

(Loss)/income from operations	(17,432)	93,123	12,860	203,566
Share based compensation expenses	15,512	10,827	50,616	33,342
Non-GAAP (loss)/income from operations	(1,920)	103,950	63,476	236,908

Net income attributable to TAL Education Group	23,069	130,595	91,902	285,961
Share based compensation expenses	15,512	10,827	50,616	33,342
Non-GAAP net income attributable to TAL Education Group (note 4)	$38,581	$141,422	$142,518	$319,303

Net income per ADS
Basic	$0.04	$0.24	$0.15	$0.50
Diluted	0.04	0.23	0.15	0.49
Non-GAAP net income per ADS
Basic	$0.06	$0.25	$0.24	$0.55
Diluted	0.06	0.25	0.23	0.55
ADSs used in calculating net income per ADS
Basic	605,716,458	555,171,825	605,239,806	576,947,256
Diluted	614,848,836	562,563,063	615,280,167	584,975,217
ADSs used in calculating Non-GAAP net income per ADS
Basic	605,716,458	555,171,825	605,239,806	576,947,256
Diluted	614,848,836	562,563,063	615,280,167	584,975,217

Note 4: The tax effect of share-based compensation expenses was immaterial in the third quarter and in the first nine months of fiscal year 2026.